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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-23489

                                 (Check One):

(X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K  ( ) Form 10-Q  ( ) Form N-SAR

                      For Period Ended: December 31, 2001

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended:

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information

                     Access Worldwide Communications, Inc.
                            Full Name of Registrant

                     4950 Communication Avenue, Suite 300
                           Boca Raton, Florida 33431


                     Address of Principal Executive Office

                     4950 Communication Avenue, Suite 300
                           Boca Raton, Florida 33431
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PART II-Rules 12b-25 (b) and (c)

[If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)]

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

The Registrant's annual report on Form 10-K could not be filed within the prescribed time period due to the Registrant and its accountants requiring additional time to prepare and review the financial statements for the period ended December 31, 2001.



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PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

John Hamerski               (561)                    226 5000
   (Name)                (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes   [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]        [X]  No


                     Access Worldwide Communications, Inc.

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date: April 2, 2002                        By: /s/ John Hamerski
                                               John Hamerski, Chief Financial
                                               Officer